Exhibit (b) (1)

BANK OF AMERICA, N.A. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, New York 10036	DEUTSCHE BANK AG NEW YORK BRANCH DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York, New York 10005	PNC BANK, NATIONAL ASSOCIATION PNC CAPITAL MARKETS LLC 1900 East 9th Street Cleveland, Ohio 44114	KEYBANK NATIONAL ASSOCIATION KEYBANC CAPITAL MARKETS INC. 127 Public Square Cleveland, Ohio 44114	MACQUARIE CAPITAL (USA), INC. MIHI LLC 125 W. 55TH Street New York, New York 10019

CONFIDENTIAL

March 29, 2013

Century Intermediate Holding Company

1 American Road

Cleveland, Ohio 44144

Attention: Zev Weiss

Project Century

Commitment Letter

$600,000,000 Senior Credit Facilities

Ladies and Gentlemen:

Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS” and, together with Bank of America, “BAML”), Deutsche Bank AG New York Branch (“DBNY”) and Deutsche Bank Securities Inc. (“DBSI” and, together with DBNY, “Deutsche Bank”), PNC Bank, National Association (“PNC Bank”) and PNC Capital Markets LLC (“PNC Capital” and, together with PNC Bank, “PNC”), KeyBank National Association (“KeyBank”), and Macquarie Capital (USA), Inc. (“Macquarie Capital”) and MIHI LLC (“MIHI” and together with Macquarie Capital, “Macquarie”; BAML, Deutsche Bank, PNC, KeyBank and Macquarie are hereinafter referred to as the “Commitment Parties”, “we” or “us”) have been advised that a company (“Holdings” or “you”) to be formed by certain members of the Weiss family (the “Weiss Family”) intends to acquire (the “Acquisition”) all of the capital stock of American Greetings Corporation, an Ohio corporation (the “Target”), for not more than $584.5 million in cash. The Acquisition will be effected through the merger of a newly created wholly-owned subsidiary of Holdings (“Merger Sub”) into the Target, with the Target being the surviving corporation, pursuant to the Acquisition Agreement (as hereinafter defined) between Holdings, Merger Sub, and the Target. After giving effect to the Acquisition, Holdings will be a holding company that directly owns, and the sole asset of which is, all of the equity interests in the Target. Holdings, the Target and their respective subsidiaries are sometimes collectively referred to herein as the “Companies” and the Target and its subsidiaries are sometimes collectively referred to herein as the “Acquired Business”.

You have also advised us that you intend to finance the Acquisition, the costs and expenses related to the Transaction (as hereinafter defined), the repayment of certain existing indebtedness of the Companies (other than the Target’s existing 7.375% Senior Notes due 2021 (the “Existing Senior Rollover Notes due 2021”) and the Target’s existing 6.10% Senior Notes due 2028 (the

“Existing Senior Rollover Notes due 2028” and, collectively with the Existing Senior Rollover Notes due 2021, the “Existing Senior Rollover Notes”) and, at your election, other than the Target’s existing accounts receivable securitization program, up to a maximum of $50.0 million (the “AR Facility”)) (the “Refinancing”) from the following sources (and that no financing other than the following described financing will be required in connection with the Transaction): (a) at least $40.8 million of common equity of the Target currently held by certain existing shareholders of the Target (which in any event shall include all of the common equity of the Target owned by the Weiss family) will be rolled over (directly or indirectly) into common equity of Holdings, which shall be contributed to the Borrower in cash as common equity (the “Equity Contribution”); (b) $600.0 million in senior secured credit facilities of the Borrower (collectively, the “Senior Credit Facilities”), comprised of (i) a senior secured term loan facility of $400.0 million (the “Term Loan Facility”) and (ii) a senior secured revolving credit facility to $200.0 million (the “Revolving Credit Facility”); (c) at least $240.0 million of gross proceeds under a preferred equity investment provided to Holdings by one or more affiliates of Koch Equity Investments, LLC (the “Preferred Investor”) (the “New Holdco Preferred Investment”) pursuant to the Holdco Securities Purchase Agreement (as hereinafter defined), the proceeds of which shall be contributed to Merger Sub in cash as common equity to be used to pay part of the purchase price for the Acquisition and which New Holdco Preferred Investment is non-recourse to and receives no credit support from any Company other than Holdings; and (d) approximately $225.2 million of Existing Senior Rollover Notes will remain outstanding and continue as an obligation of the Target after giving effect to the Transaction. The Acquisition, the Equity Contribution, the entering into and funding of the Senior Credit Facilities and the New Holdco Preferred Investment, the Refinancing, the rollover of the Existing Senior Rollover Notes and all related transactions are hereinafter collectively referred to as the “Transaction.” The estimated sources and uses for the financing for the Transaction are as set forth on Schedule I hereto. Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Documentation (as hereinafter defined) or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, you may elect prior to a date to be mutually agreed by you and the Lead Arrangers to issue on the Closing Date less than $240.0 million of gross proceeds of the New Holdco Preferred Investment so long as on the Closing Date and after giving pro forma effect to the Transaction (a) the aggregate amount of the Equity Contribution plus the aggregate gross proceeds of the New Holdco Preferred Investment so issued (collectively, the “Total Equity Contribution”) is not less than 30.0% of the sum of (i) the aggregate amount of the Senior Credit Facilities funded on the Closing Date (excluding, for the avoidance of doubt, (x) any issued but undrawn letters of credit and (y) the effects of any exercise of the “market flex” provisions of the Fee Letter), (ii) the aggregate outstanding principal amount of the Existing Senior Rollover Notes, (iii) if applicable, the aggregate amount outstanding under the AR Facility, and (iv) the Total Equity Contribution, and (b) both immediately before and after giving pro forma effect to the Transaction, the Net Leverage Ratio (as defined in the Existing 2021 Indenture described in Annex II hereto) shall not be greater than 3.0 to 1.0.

1. Commitments. In connection with the foregoing, (a) Bank of America is pleased to advise you of its several commitment to provide 20% of the full principal amount of the Senior Credit Facilities, DBNY is pleased to advise you of its several commitment to provide 20% of the full principal amount of the Senior Credit Facilities, PNC Bank is pleased to advise you of its several commitment to provide 20% of the full principal amount of the Senior Credit

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Facilities, KeyBank is pleased to advise you of its several commitment to provide 20% of the full principal amount of the Senior Credit Facilities, and MIHI is pleased to advise you of its several commitment to provide 20% of the full principal amount of the Senior Credit Facilities, all upon and subject solely to the terms and conditions set forth in this commitment letter, the summary of terms attached as Annex I hereto and the conditions precedent to closing attached as Annex II hereto (Annex I and Annex II being collectively referred to as the “Summaries of Terms” and, together with this commitment letter, this “Commitment Letter”), (b) MLPFS, DBSI, PNC Capital, KeyBank and Macquarie Capital are pleased to advise you of their willingness, as joint lead arrangers and joint book running managers (in such capacities, the “Lead Arrangers”) for the Senior Credit Facilities, to form a syndicate of financial institutions and institutional lenders (collectively, the “Lenders”) in consultation with you for the Senior Credit Facilities (which Lenders, solely in the case of the Revolving Credit Facility, shall be reasonably acceptable to you, such consent not to be unreasonably withheld or delayed), including the Commitment Parties and (c) Bank of America is pleased to advise you of its willingness to act as the master administrative agent and collateral agent for the Senior Credit Facilities (in such capacity, the “Administrative Agent”) and PNC Bank is pleased to advise you of its willingness to act as the operational administrative agent for the Revolving Credit Facility (in such capacity, the “Revolver Administrative Agent” and, together with the Administrative Agent, the “Agents”). It is further agreed that (i) BAML will have “left-side” designation and will appear on the top left of any offering or marketing materials in respect of the Senior Credit Facilities and (ii) the Commitment Parties other than BAML will appear on any offering or marketing materials in respect of the Senior Credit Facilities to the right of BAML in the following order from left to right: Deutsche Bank, PNC, KeyBank and Macquarie, and that each of DBSI, PNC Capital, KeyBank and Macquarie Capital shall receive the title of co-syndication agent. No other agents, co-agents, arrangers or bookrunners will be appointed, and no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter (as hereinafter defined)) will be paid to any Lender in connection with the Senior Credit Facilities, unless you and each of the Commitment Parties so agree. All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in the Summaries of Terms. If you accept this Commitment Letter, the date of the initial funding under the Senior Credit Facilities is referred to herein as the “Closing Date.”

2. Syndication. The Lead Arrangers intend to commence syndication of the Senior Credit Facilities promptly after your acceptance of the terms of this Commitment Letter and the Fee Letter to Lenders in consultation with you (and, with respect to Lenders under the Revolving Credit Facility, subject to your approval thereof, not to be unreasonably withheld or delayed but excluding in all cases any Disqualified Lender (as defined in the Summaries of Terms)); provided that, notwithstanding the right of the Lead Arrangers to syndicate the Senior Credit Facilities and receive commitments with respect thereto, it is agreed that (a) any syndication of, or receipt of commitments in respect of, all or any portion of the Commitment Parties’ commitments hereunder prior to the initial funding under the Senior Credit Facilities shall not be a condition to the Commitment Parties’ commitments nor reduce the Commitment Parties’ commitments hereunder with respect to any of the Senior Credit Facilities, (b) unless you otherwise agree in writing, no assignments may be made prior to the initial funding of the Senior Credit Facilities and (c) unless you otherwise agree in writing, the Commitment Parties shall retain exclusive control over all rights and obligations with respect to their respective commitments, including all rights with respect to consents, modifications and amendments, until

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the Closing Date has occurred. You agree to assist, and to use your commercially reasonable efforts to cause the Acquired Business to assist, but in all instances subject to, and not in contravention of, the terms of the Acquisition Agreement, the Lead Arrangers in achieving a Successful Syndication (as defined in the Fee Letter). Such assistance shall include (a) your providing and causing your advisors to provide, and using your commercially reasonable efforts to cause the Acquired Business and its advisors to provide (consistent with the terms of the Acquisition Agreement), the Lead Arrangers and the Lenders upon request with all information reasonably deemed necessary by the Lead Arrangers to complete such syndication, including, but not limited to, information and evaluations prepared by you, the Acquired Business and your and their advisors, or on your or their behalf, relating to the Transaction, (b) your using commercially reasonable efforts to assist the Lead Arrangers in the preparation of a confidential information memorandum with respect to the Senior Credit Facilities in form and substance customary for a transaction of this type and reasonably satisfactory to the Lead Arrangers to be used in connection with the syndication of the Senior Credit Facilities (the “Confidential Information Memorandum”), (c) your using your commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit from your existing lending relationships and the existing lending relationships of the Acquired Business, (d) your using commercially reasonable efforts to obtain, prior to the launch of the primary syndication of the Senior Credit Facilities, monitored public corporate credit or family ratings of the Borrower after giving effect to the Transaction and ratings of the Senior Credit Facilities from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. and (e) your otherwise assisting the Lead Arrangers in their syndication efforts, including by making your officers and advisors, and using your commercially reasonable efforts to make the officers and advisors of the Acquired Business (consistent with the terms of the Acquisition Agreement), reasonably available from time to time to attend and make presentations regarding the business and prospects of the Companies and the Transaction, as appropriate, at one or more meetings of prospective Lenders at times and locations mutually agreed upon.

It is understood and agreed that the Lead Arrangers will manage and control all aspects of the syndication of the Senior Credit Facilities in consultation with you, including decisions as to the selection of prospective Lenders (subject to your reasonable consent rights above with respect to the Lenders under the Revolving Credit Facility but excluding Disqualified Lenders) and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facilities will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summaries of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be determined by the Lead Arrangers but in consultation with you. It is further understood and agreed that with respect to the foregoing the obligations of the Lead Arrangers to consult with you shall include, but not be limited to the following: (i) providing to you as soon as reasonably practical after the date upon which you accept this Commitment Letter a preliminary list of prospective Lenders to whom the Lead Arrangers would intend to syndicate the Revolving Credit Facility, (ii) providing to you as soon as reasonably practical after your acceptance of this Commitment Letter a proposed syndication calendar indicating expected dates upon which any Lender meetings would be held and the location thereof, the dates upon which commitments would be required from Lenders and the dates upon which those commitments would be accepted, and (iii) providing to you the proposed titles, proposed final allocation and proposed amount and distribution of fees sufficiently in advance of the determination thereof to allow you a reasonable opportunity to review the same in consultation with the Lead Arrangers.

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In addition to the foregoing, you hereby agree that, prior to the earlier of 90 days after the Closing Date and the completion of a Successful Syndication (as defined in the Fee Letter), there shall be no offering, placement or arrangement of any debt financing by or on behalf of any of the Companies (other than the Senior Credit Facilities and, for the avoidance of doubt, the New Holdco Preferred Investment).

3. Information Requirements. You hereby represent, warrant and covenant that (a) all written information, other than Projections (as defined below) and information of a general economic or general industry nature, that has been or is hereafter made available to the Lead Arrangers or any of the Lenders by you or any of your representatives (or on your or their behalf) or by any of the Acquired Business or any of their representatives (or on their behalf) in connection with any aspect of the Transaction (the “Information”) is and will be, when furnished and when taken as a whole, complete and correct in all material respects and does not and will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein in the light of the circumstances under which they were made not materially misleading (in each case, after giving effect to all supplements and updates provided thereto) and (b) all financial projections and other forward looking statements concerning the Companies that have been or are hereafter made available to the Lead Arrangers or any of the Lenders by you or any of your representatives (or on your or their behalf) or by any of the Acquired Business or their representatives (or on their behalf) (the “Projections”) have been or will be prepared in good faith based upon assumptions that were believed by the preparer thereof to be reasonable at the time the Projections were prepared and furnished to the Lenders; it being understood and agreed that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the Closing Date so that the representation, warranty and covenant in the immediately preceding sentence is correct in all material respects on the Closing Date. In issuing this commitment and in arranging and syndicating the Senior Credit Facilities, the Commitment Parties are and will be using and relying on the Information and the Projections without independent verification thereof.

You hereby acknowledge that (a) subject to the confidentiality obligations contained herein, the Lead Arrangers will make available Information and Projections (collectively, “Information Materials”) to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the proposed Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Companies, their respective affiliates or any other entity, or the respective securities of any of the foregoing) (each, a “Public Lender”). You hereby agree that (w) you will use commercially reasonable efforts to identify that portion of the Information Materials that may be distributed to the Public Lenders and include a reasonably detailed term sheet among such Information Materials and that all Information Materials that are

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to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Information Materials “PUBLIC,” you shall be deemed to have authorized the Commitment Parties and the proposed Lenders to treat such Information Materials as not containing any material non-public information with respect to the Companies, their respective affiliates or any other entity, or the respective securities of any of the foregoing for purposes of United States federal and state securities laws, it being understood that certain of such Information Materials may be subject to the confidentiality requirements of the Credit Documentation; (y) all Information Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor;” and (z) the Commitment Parties shall be entitled to treat any Information Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

4. Fees and Indemnities. You agree to pay the fees set forth in the Fee Letter dated as of the date hereof (the “Fee Letter”) among the parties hereto. You also agree to reimburse the Commitment Parties from time to time on demand for all reasonable and documented out-of-pocket fees and expenses (but limited, in the case of legal fees and expenses, to the reasonable and documented fees, disbursements and other charges of Latham & Watkins LLP, as counsel to the Lead Arrangers and the Agents and one local counsel to the Lead Arrangers and the Agents in each relevant jurisdiction) incurred in connection with the Senior Credit Facilities, the syndication thereof, the preparation of the Credit Documentation and the other transactions contemplated hereby. You acknowledge that we may receive a future benefit on matters unrelated to this matter, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

You also agree to indemnify and hold harmless each Commitment Party, each other Lender and each of their affiliates and their officers, directors, employees, agents, advisors and other representatives, in each case, in connection with this Commitment Letter, the Fee Letter or the Senior Credit Facilities (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transaction and any of the other transactions contemplated hereby or (b) the Senior Credit Facilities, or any use made or proposed to be made with the proceeds thereof, except (1) to the extent such claim, damage, loss, liability or expense (A) is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s bad faith, gross negligence or willful misconduct or (B) result from a claim brought by either Holdings or Merger Sub against an Indemnified Party for a material breach of such Indemnified Party’s obligations under this Commitment Letter, the Fee Letter or other Credit Documentation if either Holdings or Merger Sub has obtained a final, non-appealable judgment by a court of competent jurisdiction in its favor on such claims or (2) any disputes solely among the Indemnified Parties and not arising out of or in connection with any act or omission of any Company (other than a dispute involving a claim

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against any Commitment Party solely in its capacity as a Lead Arranger, Administrative Agent, Revolver Administrative Agent or similar role). In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transaction, except to the extent of direct (as opposed to special, indirect, consequential or punitive) damages determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s bad faith, gross negligence or willful misconduct or a material breach of such Indemnified Party’s obligations under this Commitment Letter. It is further agreed that the Commitment Parties shall only have liability to you (as opposed to any other person), and that each Commitment Party shall be liable solely in respect of its own commitment to the Senior Credit Facilities on a several, and not joint, basis with any other Lender or Commitment Party. Notwithstanding any other provision of this Commitment Letter, (i) no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct, actual damages resulting from the bad faith, gross negligence or willful misconduct of such Indemnified Party as determined in a final non-appealable judgment by a court of competent jurisdiction and (ii) you shall not be liable for any settlement of any claim effected without your consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent or if there is a final judgment for the plaintiff in any such claim, you agree to indemnify and hold harmless each Indemnified Party from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with this paragraph.

5. Conditions to Financing. The commitment of the Commitment Parties in respect of the Senior Credit Facilities and the undertaking of the Lead Arrangers to provide the services described herein are subject solely to the satisfaction of each of the conditions set forth in Annex II hereto and each of the following conditions precedent (and no other conditions): (a) you shall have accepted the Fee Letter and you shall have paid, or caused the other Companies to pay, all applicable fees and expenses (including the reasonable fees and disbursements of counsel) that are due thereunder, and (b) the negotiation, execution and delivery of definitive documentation with respect to the Senior Credit Facilities mutually acceptable to you and the Commitment Parties consistent with this Commitment Letter and the Fee Letter and otherwise subject to the Documentation Principles (as hereinafter defined) (the “Credit Documentation”).

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, (i) the only representations the accuracy of which shall be a condition to the availability of the Senior Credit Facilities on the Closing Date shall be (A) such representations made by or with respect to the Acquired Business in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you or any of your affiliates have the right to terminate your or its obligations under the Acquisition Agreement, or to decline to consummate the Acquisition pursuant to the Acquisition Agreement, as a result of a

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breach of such representations in the Acquisition Agreement (the “Acquisition Agreement Representations”) and (B) the Specified Representations (as hereinafter defined) and (ii) the terms of the Credit Documentation shall be in a form such that they do not impair the availability of the Senior Credit Facilities on the Closing Date if the conditions set forth in this fifth paragraph and Annex II hereto are satisfied (it being understood that to the extent any security interest in the intended collateral (other than any collateral the security interest in which may be perfected by the filing of a UCC financing statement, the filing of short-form security agreements with the United States Patent and Trademark Office or the United States Copyright Office or the delivery of certificates evidencing equity interests of an issuer organized under the laws of the United States or any state thereof) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the provision of such perfected security interest(s) shall not constitute a condition precedent to the availability of the Senior Credit Facilities on the Closing Date but shall be required to be delivered no later than 90 days after the Closing Date (or such longer period as agreed to by the Administrative Agent)). For purposes hereof, “Specified Representations” means the representations and warranties of the Loan Parties relating to corporate status, corporate power and authority to enter into the Credit Documentation, due authorization, execution, delivery and enforceability of the Credit Documentation against the Loan Parties, no conflicts of the Credit Documentation or the Transaction in any material respect with charter documents, solvency of the Companies on a consolidated basis after giving effect to the Transaction (in form and scope consistent with the solvency certificate to be delivered pursuant to Exhibit I to Annex II), Federal Reserve margin regulations, the U.S.A. Patriot Act, the Investment Company Act, Foreign Corrupt Practices Act, OFAC, and the creation, validity, priority and perfection of the security interests granted in the intended collateral (subject to the terms of this section 5). This paragraph is referred to as the “Certain Funds Provision”.

6. Confidentiality and Other Obligations. This Commitment Letter and the Fee Letter and the contents hereof and thereof are confidential and, except for the disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained in connection with the Transaction, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that (i) you may disclose this Commitment Letter (including the Summaries of Terms) but not the Fee Letter (a) on a confidential basis to the Preferred Investor and the board of directors (including any special committee thereof) and accountants, attorneys and other professional advisors of the Companies in connection with the Transaction, (b) after your acceptance of this Commitment Letter and the Fee Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges and (c) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding or otherwise as otherwise required by law or compulsory legal process based on the reasonable advice of legal counsel (in which case, you agree, to the extent practicable and not prohibited by applicable law, to provide written notice to the Lead Arrangers promptly thereof prior to such disclosure), (ii) to the extent portions thereof have been redacted in a manner reasonably acceptable to us, you may disclose the Fee Letter and the contents thereof on a confidential basis to the Preferred Investor and to the board of directors (including any special committee thereof) and accountants, attorneys and other professional advisors of the Companies in connection with the Transaction, and (iii) after your acceptance of this Commitment Letter and the Fee Letter, (a) you may disclose the Summaries of Terms to any rating agency in connection with the Transaction to the extent necessary to satisfy your obligations or the conditions hereunder, and

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(b) you may disclose the aggregate fee amounts (expressed in Dollars) contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transaction to the extent customary or required in offering and marketing materials for the Senior Credit Facilities or in any public filing relating to the Transaction.

You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. However, be assured that, consistent with their longstanding policy to hold in confidence the affairs of their customers, the Commitment Parties will not furnish confidential information obtained from you to any of their other customers and will treat confidential information relating to you, the other Companies and your and their respective affiliates with the same degree of care as they treat their own confidential information. By the same token, the Commitment Parties will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that the Commitment Parties are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives, any information concerning you, the other Companies or any of your or their respective affiliates that is or may come into the possession of the Commitment Parties or any of such affiliates.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the Senior Credit Facilities and any related arranging or other services described in this Commitment Letter are arm’s-length commercial transactions between you and your affiliates, on the one hand, and the Commitment Parties and the Lead Arrangers, on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Commitment Letter; (ii) in connection with each transaction contemplated hereby and the process leading to such transaction, each Commitment Party and each Lead Arranger is and has been acting solely as a principal and is not acting as an agent or fiduciary, for you or any of your affiliates, stockholders, creditors or employees or any other party; (iii) neither any Commitment Party nor any Lead Arranger has assumed or will assume an advisory or fiduciary responsibility in your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any Commitment Party or any Lead Arranger has advised or is currently advising you or your affiliates on other matters) and neither any Commitment Party nor any Lead Arranger has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter; (iv) each Commitment Party, each Lead Arranger and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and your affiliates and neither any Commitment Party nor any Lead Arranger has any obligation to disclose any of such interests by virtue of any fiduciary or advisory relationship; and (v) neither any Commitment Party nor any Lead Arranger has provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against any Commitment Party or any Lead Arranger with respect to any breach or alleged breach of fiduciary duty.

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Notwithstanding anything contained herein to the contrary, until this Commitment Letter is accepted by you, each Commitment Party shall continue to be subject to the terms of the Non-Disclosure Agreement executed by such Commitment Party, if any, in favor of you. From and after your acceptance of this Commitment Letter any such Non-Disclosure Agreements shall be superceded in their entirety by the terms of this paragraph and the Commitment Parties shall use all confidential information provided to them by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and otherwise in connection with the Transaction and shall treat confidentially all such information; provided, however, that nothing herein shall prevent the Commitment Parties from disclosing any such information (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case the Commitment Parties agree to inform you promptly thereof prior to such disclosure to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Parties or any of their respective affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this Commitment Letter by the Commitment Parties, (iv) to the Commitment Parties’ and their respective affiliates’ employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transaction and are informed of the confidential nature of such information, (v) for purposes of establishing a “due diligence” defense, (vi) to the extent that such information is or was received by the Commitment Parties from a third party that is not to the Commitment Parties’ knowledge subject to confidentiality obligations to you, (vii) to the extent that such information is independently developed by the Commitment Parties or (viii) to potential Lenders, participants or assignees who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to you and each Commitment Party, including as may be agreed in any confidential information memorandum or other marketing material). This paragraph shall terminate on the earlier of (x) the 18 month anniversary of the date hereof and (y) to the extent the Credit Documentation are entered into on such date, the Closing Date.

Each Commitment Party hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow the Commitment Parties to identify you in accordance with the Act.

7. Survival of Obligations. The provisions of numbered paragraphs 3, 4, 6 and 8 shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facilities shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of any Commitment Party hereunder; provided, however, that you shall be deemed released from your obligations hereunder (other than those contained in numbered paragraphs 2 and 6) if you have accepted the commitments hereunder in respect of the Senior Credit Facilities, upon the execution and delivery by the Companies of all definitive documentation for the Senior Credit Facilities and the initial extension of credit thereunder.

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8. Miscellaneous. This Commitment Letter and the Fee Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together, shall constitute an original. Delivery of an executed counterpart of a signature page to this Commitment Letter or the Fee Letter by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York; provided, however, that the laws of the State of Ohio shall govern in determining (a) the interpretation of a Material Adverse Effect (as defined below) and whether a Material Adverse Effect has occurred, (b) the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you have the right (without regard to any notice requirement) to terminate your obligations (or to refuse to consummate the merger) under the Acquisition Agreement and (c) whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement (in each case, without regard to the principles of conflicts of laws thereof, to the extent that the same are not mandatorily applicable by statute and would require or permit the application of the law of another jurisdiction). Each party hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including, without limitation, the Summaries of Terms), the Fee Letter, the Transaction and the other transactions contemplated hereby and thereby or the actions of any Commitment Party in the negotiation, performance or enforcement hereof. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of any New York State court or Federal court sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter (including, without limitation, the Summaries of Terms), the Fee Letter, the Transaction and the other transactions contemplated hereby and thereby and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. Each party hereto hereby waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

This Commitment Letter, together with the Summaries of Terms and the Fee Letter, embodies the entire agreement and understanding among the Commitment Parties, you and your affiliates with respect to the Senior Credit Facilities and supersedes all prior agreements and understandings relating to the subject matter hereof. No party has been authorized by any Commitment Party to make any oral or written statements that are inconsistent with this Commitment Letter. Neither this Commitment Letter (including the attachments hereto) nor the Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto.

This Commitment Letter is not assignable by you without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties. Each Commitment Party may assign its commitment hereunder, in whole or in part, to any of its affiliates; provided, that, without your prior consent, no Commitment Party shall be released from its obligations with respect to such commitment until after the funding of the Senior Credit Facilities. No Commitment Party or Lead Arranger shall assign its rights under this Commitment Letter or the Fee Letters as a Commitment Party or Lead Arranger, as applicable, in its capacity as such (other than to one of its affiliates) without the prior written consent of each of the parties hereto.

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All commitments and undertakings of the Commitment Parties and the Lead Arrangers under this Commitment Letter will expire at 11:59 p.m. (New York City time) on March 29, 2013 unless you execute this Commitment Letter as provided below and the Fee Letter as provided therein to accept such commitments and return them to us prior to that time. Thereafter, all accepted commitments and undertakings of the Commitment Parties and the Lead Arrangers hereunder will expire on the earliest of (a) the outside closing date set forth in the Acquisition Agreement but in any event no later than September 30, 2013, unless the Closing Date occurs on or prior thereto, (b) the closing of the Acquisition and (c) the acceptance by any of the Companies or any of their affiliates of an offer for all or any substantial part of the capital stock or property and assets of the Companies other than as part of the Transaction.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein (including an obligation to negotiate in good faith), it being acknowledged and agreed that the commitments provided hereunder are subject solely to satisfaction of the conditions set forth or referred to in paragraph 5 above.

[The remainder of this page intentionally left blank.]

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Adam Cady
Name: Adam Cady Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Adam Cady
Name: Adam Cady Title: Managing Director

Signature Page to Commitment Letter – Project Century

DEUTSCHE BANK AG NEW YORK BRANCH

By:	/s/ Kathryn Burch
Name: Kathryn Burch Title: Associate

By:	/s/ Scottye Lindsey
Name: Scottye Lindsey Title: Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Keith Wargo
Name: Keith Wargo Title: Managing Director, Group Head

By:	/s/ Sandeep Desai
Name: Sandeep Desai Title: Managing Director

Signature Page to Commitment Letter – Project Century

PNC BANK, NATIONAL ASSOCIATION

By:	/s/ Christian S. Brown
Name: Title:	Christian S. Brown Senior Vice President

PNC CAPITAL MARKETS LLC

By:	/s/ Joshua R. Sosland
Name: Title:	Joshua R. Sosland Managing Director

Signature Page to Commitment Letter – Project Century

KEYBANK NATIONAL ASSOCIATION

By:	/s/ J.E. Fowler
Name: Title:	J.E. Fowler Director

Signature Page to Commitment Letter – Project Century

MACQUARIE CAPITAL (USA), INC.

By:	/s/ Brian Sauvigne
Name: Brian Sauvigne Title: Managing Director

By:	/s/ Clark Ryan
Name: Clark Ryan Title: Vice President

MIHI LLC

By:	/s/ T. Morgan Edwards II
Name: T. Morgan Edwards II Title: Authorized Signatory

By:	/s/ Kevin S. Smith
Name: Kevin S. Smith Title: Authorized Signatory

Signature Page to Commitment Letter – Project Century

Accepted and agreed to as of the date first written above:

CENTURY INTERMEDIATE HOLDING COMPANY

By:	/s/ Zev Weiss
Name: Zev Weiss Title: Vice President and Secretary

Signature Page to Commitment Letter – Project Century

SCHEDULE I

ESTIMATED SOURCES AND USES OF FUNDS

($ millions)

Sources		Uses
Cash to Paydown Existing Revolver	$61.2	Excess Cash for Working Capital	$42.3
New Revolver ($200)	$0.0	Purchase Equity	$584.5
New Term Loan B	$400.0	Refinance Existing Revolver	$61.2
Existing Rollover Notes	$225.2	Rollover Existing Notes	$225.2
New HoldCo Preferred Equity	$240.0	Financing Expenses	$28.8
Management Rollover Equity	$40.8	M&A / Transaction Expenses	$18.5
		Settlement of Outstanding Options[1]	$6.7
Total Sources	$967.2	Total Uses	$967.2

[1]	Represents settlement of currently outstanding options, both in-the-money and out-of-the-money, on class A shares only, gross of taxes.

Schedule I-1

ANNEX I

SUMMARY OF TERMS AND CONDITIONS

SENIOR CREDIT FACILITIES

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex I is attached

Borrower:	Initially, Merger Sub and, following consummation of the Acquisition, the Target, a direct wholly-owned subsidiary of Holdings (the “Borrower”). Holdings, the Borrower and their subsidiaries are collectively referred to herein as the “Companies”.

Guarantors:	The Senior Credit Facilities and the obligations of the Borrower and the Guarantors (as defined below) under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or an affiliate thereof) will be guaranteed by Holdings and each of the existing and future direct and indirect material domestic subsidiaries of Holdings (including the Borrower in the case of such treasury management, interest protection or other hedging arrangements but other than any subsidiary substantially all of the assets of which consist of the equity interests of one or more direct or indirect foreign subsidiaries that is treated as a disregarded entity for United States federal income tax purposes and in the case of a joint venture, only to the extent not prohibited by such joint venture’s governing agreement) (the “Guarantors” and together with the Borrower, the “Loan Parties”). All guarantees will be guarantees of payment and not of collection.

Administrative and
Collateral Agent:	Bank of America, in its capacity as master administrative and collateral agent for the Lenders (the “Administrative Agent”) and, with respect to operational matters under the Revolving Credit Facility, PNC Bank (the “Revolver Administrative Agent” and, together with the Administrative Agent, the “Agents”).

Joint Lead Arrangers
and Joint Book Managers:	MLPFS, DBSI, PNC Capital, KeyBank and Macquarie Capital will act as joint lead arrangers and joint book running managers for the Senior Credit Facilities (in such capacities, the “Lead Arrangers”).

Co-Syndication Agents:	DBSI, PNC Capital, KeyBank and Macquarie Capital will be co-syndication agents for the Senior Credit Facilities.

Lenders:	Bank of America, DBNY, PNC Bank, KeyBank, MIHI and other banks, financial institutions and institutional lenders acceptable to

Annex I-1

the Lead Arrangers and selected in consultation with the Borrower (other than Disqualified Lenders) (collectively, the “Lenders”); provided, however, that with respect to any Lenders under the Revolving Credit Facility, so long as no event of default has occurred, such Lender shall be reasonably acceptable to you (such consent not to be unreasonably withheld or delayed).

Senior Credit Facilities:	An aggregate principal amount of $600.0 million will be available through the following facilities:

Term Loan Facility: a $400.0 million term loan facility, all of which will be drawn on the Closing Date (the “Term Loan Facility”).

Revolving Credit Facility: a $200.0 million revolving credit facility, available (i) on the Closing Date, solely to fund additional original issue discount and/or upfront fees that may be imposed pursuant to the exercise of the market flex provisions in the Fee Letter and (ii) from time to time after the Closing Date until the fifth anniversary of the Closing Date (the “Revolving Credit Facility”), and to include a sublimit to be determined for the issuance of standby and commercial letters of credit (each a “Letter of Credit”) and a sublimit for swingline loans (each a “Swingline Loan”). Letters of Credit will be initially issued by the Revolver Administrative Agent (in such capacity, the “Issuing Bank”) and a sublimit for swingline loans (each a “Swingline Loan”), and each of the Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swingline Loan. Outstanding letters of credit issued by the Issuing Bank under the Borrower’s Existing Credit Facility (as defined below) may, at the Borrower’s election, be deemed to be Letters of Credit issued under the Revolving Credit Facility on, and subject to the occurrence of, the Closing Date.

Swingline Option:	Swingline Loans will be made available on a same day basis in an aggregate amount not exceeding $25.0 million.

Purpose:	The proceeds of the Senior Credit Facilities shall be used (i) to finance in part the Acquisition; (ii) to pay fees and expenses incurred in connection with the Transaction; (iii) to finance in part the Refinancing; and (iv) to provide ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries.

Closing Date:	The date of the execution and delivery of the Credit Documentation and satisfaction of all conditions precedent.

Annex I-2

Interest Rates:	The interest rates per annum applicable to the Senior Credit Facilities will be, at the option of the Borrower, (i) LIBOR plus the Applicable Margin (as hereinafter defined) or (ii) the Alternate Base Rate plus the Applicable Margin (as defined below).

LIBOR is to be defined as the London interbank offered rate for dollars, for the relevant interest period, adjusted for statutory reserve requirements; provided that, in the case of the Term Loan Facility, LIBOR shall not be less than 1.25% per annum.

The Alternate Base Rate is to be defined as the highest of (x) the prime rate of the Administrative Agent, (y) the Federal Funds rate plus 0.50% and (z) LIBOR plus 1.0%; provided that, in the case of the Term Loan Facility, the Alternate Base Rate shall not be less than 2.25% per annum.

“Applicable Margin” means:

(a) in the case of the Term Loan Facility, 3.75% per annum, in the case of LIBOR advances and 2.75% per annum, in the case of Alternate Base Rate advances; and

(b) in the case of the Revolving Credit Facility, 3.50% per annum, in the case of LIBOR advances, and 2.50% per annum, in the case of Alternate Base Rate advances.

The Borrower may select interest periods of one, two, three or six months for LIBOR advances. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the continuance of any event of default under the Credit Documentation, upon the written request of the Required Lenders (as defined below), the Applicable Margin on all outstanding obligations owing under the Credit Documentation shall increase by 2.0% per annum.

Commitment Fee:	Commencing on the Closing Date, a commitment fee of 0.50% per annum (calculated on a 360-day basis) shall be payable on the unused portions of the Senior Credit Facilities, such fee to be payable quarterly in arrears and on the date of termination or expiration of the commitments.

Calculation of Interest
and Fees:	Other than calculations in respect of interest at the Alternate Base Rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360-day year.

Annex I-3

Cost and Yield Protection:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes; provided, further, that protection for increased costs imposed as a result of rules enacted or promulgated under the Dodd-Frank Act or Basel III shall be included in the Credit Documentation.

Letter of Credit Fees:	Letter of Credit fees equal to the Applicable Margin from time to time on LIBOR advances under the Revolving Credit Facility on a per annum basis will be payable quarterly in arrears and shared proportionately by the Lenders under the Revolving Credit Facility. In addition, a fronting fee of 0.25% per annum will be payable to the Issuing Bank for its own account. Both the Letter of Credit fees and the fronting fees will be calculated on the amount available to be drawn under each outstanding Letter of Credit.

Maturity:	Term Loan Facility: six years after the Closing Date.

Revolving Credit Facility: five years after the Closing Date.

The Credit Documentation shall contain “amend and extend” provisions consistent with the Documentation Principles pursuant to which individual Lenders may agree to extend the maturity date of their outstanding commitments in respect of the Revolving Credit Facility or incremental revolving facility upon the request of Borrower and without the consent of any other Lender. It is understood that no existing Lender will have any obligation to commit to any such extension.

Incremental Facilities:	The Credit Documentation will permit the Borrower to add one or more incremental term loan facilities to the Senior Credit Facilities (each, an “Incremental Term Facility”) and/or increase commitments under the Revolving Credit Facility (any such increase, an “Incremental Revolving Facility”; the Incremental Term Facilities and the Incremental Revolving Facilities are collectively referred to as “Incremental Facilities”) in an aggregate amount of $150.0 million; provided that (i) no Lender will be required to participate in any such Incremental Facility, (ii) no event of default or default exists or would exist after giving effect thereto, (iii) the representations and warranties in the Credit Documentation shall be true and correct in all material respects both before and after giving effect thereto, (iv) on a pro forma basis on the date of incurrence and after giving effect thereto (assuming, in the case of an Incremental Revolving Facility, the

Annex I-4

full drawing thereunder), the Borrower shall be in compliance with the Financial Covenants and a Total Net Leverage Ratio (to be defined in the Credit Documentation) not exceeding 2.5 to 1.0, (v) the maturity date of any such Incremental Term Facility shall be no earlier than the maturity date for the Term Loan Facility, (vi) the weighted average life to maturity of any Incremental Term Facility shall be no shorter than the weighted average life to maturity of the Term Loan Facility, (vii) the interest margin for the Incremental Term Facility shall be determined by the Borrower and the lenders of the Incremental Term Facility; provided that in the event that the interest margin for any Incremental Term Facility is greater than the Applicable Margin for the Term Loan Facility by more than 50 basis points, then the Applicable Margin for the Term Loan Facility shall be increased to the extent necessary so that the interest margin for the Incremental Term Facility is not more than 50 basis points higher than the Applicable Margin for the Term Loan Facility; provided, further, that in determining the interest margin applicable to the Term Loan Facility and the Applicable Margin for the Incremental Term Facility, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower for the account of the Lenders of the Term Loan Facility or the Incremental Term Facility in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year average life to maturity), (y) customary arrangement or commitment fees payable to the Lead Arrangers (or their affiliates) in connection with the Term Loan Facility or to one or more arrangers (or their affiliates) of the Incremental Term Facility shall be excluded, and (z) if the LIBOR floor or Base Rate floor for the Incremental Term Facility is greater than the LIBOR or Base Rate floor, respectively, for the existing Term Loan Facility, the difference between such floor for the Incremental Term Facility and the existing Term Loan Facility shall be equated to an increase in the Applicable Margin for purposes of this clause (vii), (viii) each Incremental Facility shall be secured by a pari passu lien on the Collateral (as hereinafter defined) securing the Senior Credit Facilities in each case on terms and pursuant to documentation reasonably satisfactory to the Administrative Agent and (ix) any Incremental Revolving Facility shall be on terms and pursuant to documentation applicable to the Revolving Credit Facility and any Incremental Term Facility shall be on terms and pursuant to documentation to be determined, provided that, to the extent such terms and documentation are not consistent with the Term Loan Facility (except to the extent permitted by clause (v), (vi) or (vii) above), they shall be reasonably satisfactory to the Administrative Agent. The Borrower shall seek commitments in

Annex I-5

respect of any Incremental Facility from existing Lenders or from additional banks, financial institutions and other institutional lenders reasonably acceptable to the Administrative Agent who will become Lenders in connection therewith.

Scheduled Amortization:	Term Loan Facility: The Term Loan Facility will be subject to quarterly amortization of principal equal to 2.50% of the initial aggregate advances under the Term Loan Facility on the last day of the second full fiscal quarter ending after the Closing Date (anticipated to be the fiscal quarter ending in February 2014) and 1.25% of the initial aggregate advances under the Term Loan Facility per quarter thereafter with the balance of the Term Loan Facility to be payable on the maturity date of the Term Loan Facility.

Revolving Credit Facility: Advances under the Revolving Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Revolving Credit Facility.

Mandatory Prepayments and Commitment
Reductions:	In addition to the amortization set forth above, (a) all net cash proceeds from (i) sales of property and assets of Holdings and its subsidiaries (including sales or issuances of equity interests by subsidiaries of Holdings but excluding sales of inventory in the ordinary course of business and other exceptions to be agreed in the Credit Documentation) (provided that, with respect to Specified Asset Sales (as defined below), if the Total Net Leverage Ratio of Borrower and its subsidiaries as of the end of the most recent four quarter period ending prior to such Specified Asset Sale for which financial statements are available, calculated on a pro forma basis after giving effect to such Specified Asset Sale and the proposed application of the proceeds thereof does not exceed the lesser of (x) 2.5 to 1.0 and (y) the actual Total Net Leverage Ratio as of the end of such most recent four quarter period, the Borrower will have the option to retain up to 75% of the net cash proceeds from such Specified Asset Sale (“Specified Asset Sale Proceeds”) so long as the remaining amount of such net cash proceeds are applied to the prepayment of the Senior Credit Facilities, without reinvestment) and (ii) casualty and insurance proceeds, in each case, subject to customary reinvestment and replacement rights and other exceptions to be agreed and (b) all net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of Holdings or any of its subsidiaries other than debt permitted under the Credit Documentation, shall be applied to the prepayment of (and permanent reduction of the commitments

Annex I-6

under) the Senior Credit Facilities in the following manner: first, ratably to the principal repayment installments of the Term Loan Facility on a pro rata basis and, after payment in full of all of the Term Loan Facility, second, to the Revolving Credit Facility (with an accompanying dollar for dollar reduction of commitments under the Revolving Credit Facility).

Optional Prepayments and
Commitment Reductions:	The Senior Credit Facilities may be prepaid at any time in whole or in part without premium or penalty, subject to the provisions under the heading “Call Premium” below and except that any prepayment of LIBOR advances other than at the end of the applicable interest periods therefor shall be made with reimbursement for any funding losses and redeployment costs of the Lenders resulting therefrom. Each such prepayment of the Term Loan Facility shall be applied first to the next eight principal repayment installments thereof in direct order of maturity and thereafter ratably to the principal repayment installments of the Term Loan Facility on a pro rata basis. The unutilized portion of any commitment under the Senior Credit Facilities may be reduced or terminated by the Borrower at any time without penalty.

Call Premium:	In the event that all or any portion of the Term Loan Facility is (i) repaid, prepaid, refinanced or replaced or (ii) repriced or effectively refinanced through any waiver, consent or amendment (in each case, in connection with any waiver, consent or amendment to the Term Loan Facility the result of which would be the lowering of the weighted average yield of the Term Loan Facility or the incurrence of any debt financing having a weighted average yield that is less than weighted average yield of the Term Loan Facility (or portion thereof) so repaid, prepaid, refinanced, replaced or repriced (a “Repricing Transaction”)) occurring on or prior to the first anniversary of the Closing Date, such repayment, prepayment, refinancing, replacement or repricing will be made at 101.0% of the principal amount so repaid, prepaid, refinanced, replaced or repriced. If all or any portion of the Term Loan Facility held by any Lender is repaid, prepaid, refinanced or replaced pursuant to a “yank-a-bank” or similar provision in the Credit Documentation as a result of, or in connection with, such Lender not agreeing or otherwise consenting to any waiver, consent or amendment referred to in clause (ii) above (or otherwise in connection with a Repricing Transaction), such repayment, prepayment, refinancing or replacement will be made at 101.0% of the principal amount so repaid, prepaid, refinanced or replaced.

Annex I-7

Security:	Each Loan Party shall grant to the Administrative Agent (for its benefit and for the benefit of the Lenders) valid and perfected first priority (subject to certain exceptions to be set forth in the Credit Documentation) liens and security interests in all of the following (collectively, the “Collateral”):

(a)    all present and future shares of capital stock (or other ownership or profit interests in) held by each Loan Party (which pledge, (1) in the case of any joint venture, shall not be required to the extent prohibited by such joint venture’s governing agreement, and (2) in the case of any subsidiary (x) that is a first tier foreign subsidiary, (y) that owns no material assets (directly or through subsidiaries) other than equity interests of one or more foreign subsidiaries that are “controlled foreign corporations” within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended, or (z) that is treated as a partnership or a disregarded entity for United States federal income tax purposes and whose material assets are solely equity interests in foreign subsidiaries, shall be limited to 65% of the voting capital stock and 100% of the non-voting capital stock of such subsidiary), including, without limitation, all of the equity interests in the Borrower;

(b) all present and future debt owed to each Loan Party;

(c)    all of the present and future material owned real property and all personal property of the Loan Parties, including, but not limited to, equipment, inventory, accounts receivable, material owned real estate, fixtures, deposit and bank accounts, investment property, license rights, patents, trademarks, trade names, copyrights, other intellectual property and other general intangibles, insurance proceeds and instruments; and

(d) all proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

The Collateral shall ratably secure the relevant party’s obligations in respect of the Senior Credit Facilities, any interest rate swap or similar agreements with a Lender or an affiliate of a Lender and treasury management agreements with a Lender or an affiliate of a Lender.

Notwithstanding anything to the contrary, the Collateral shall exclude (i) subject to agreed upon levels, assets to the extent that the Administrative Agent reasonably determines that the benefits of obtaining a security interest in such collateral are outweighed by the costs or burdens of providing the same, (ii) vehicles and other

Annex I-8

assets subject to certificates of title, (iii) any fee owned real property with a value of less than an amount to be agreed (with any required mortgages and flood certifications being permitted to be delivered post-closing) and all leasehold interests (it being understood and agreed that the Borrower shall use commercially reasonable efforts to obtain landlord lien waivers, estoppels and collateral access letters with respect to leased locations and collateral locations where any books and records of any Loan Party are maintained and where any material Collateral is located), (iv) payroll, trust and de minimus bank accounts, (v) assets of and equity interests in any person other than wholly owned subsidiaries to the extent not permitted by the terms of such person’s organizational or joint venture documents, (vi) any lease, license or other agreement or any property subject to a purchase money security interest or similar arrangement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or purchase money arrangement or create a right of termination in favor of, or require the consent of, any other party thereto (other than a Loan Party or any of their respective subsidiaries) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition, (vii) any governmental licenses or state or local franchises, charters and authorizations, to the extent security interests in such licenses, franchises, charters or authorizations are prohibited and restricted thereby, and (viii) “intent-to-use trademark applications.”

Documentation Principles:	The Senior Credit Facilities will be documented pursuant to a credit agreement (the “Credit Agreement”) based on the Credit Agreement dated as of June 11, 2010, among the Target, various lending institutions party thereto, PNC Bank, National Association, as the Global Administrative Agent, as the Swing Line Lender, a LC Issuer and the Collateral Agent, JPMorgan Chase Bank, N.A. and Bank of America, N.A., as Co-Syndication Agents, KeyBank National Association and The Bank of Nova Scotia as Co-Documentation Agents, and PNC Capital Markets LLC, as the Lead Arranger and Sole Bookrunner, as amended (the “Borrower’s Existing Credit Facility”), with modifications to the operational, agency and amendment provisions thereof to reflect the guidelines and practices of the Administrative Agent and with modifications reflecting the terms set forth herein and, which Credit Agreement, to the extent not provided in this Annex I, shall be usual and customary for financings of this type, reflecting the operational and strategic requirements of Borrower and its subsidiaries in light of its size, industry, leverage and practices and as otherwise mutually

Annex I-9

agreed upon. It being further understood and agreed that the Borrower and Lead Arrangers will negotiate in good faith to finalize the Credit Documentation and the Credit Agreement shall contain only those principal and interest payments, conditions to borrowing, mandatory prepayments, representations and warranties, covenants and events of default expressly set forth in this Annex I. This paragraph and the provisions herein are collectively referred to as the “Documentation Principles”.

Conditions Precedent to Closing and the Initial
Borrowing on the
Closing Date:	As set forth in the Commitment Letter and on Annex II thereto and delivery of a customary borrowing notice and/or letter of credit request, as applicable.

Conditions Precedent to
Each Subsequent
Borrowing Under the
Senior Credit Facilities:	After the Closing Date, each borrowing or issuance or renewal of a Letter of Credit under the Senior Credit Facilities will be subject to satisfaction of the following conditions precedent: (i) all of the representations and warranties in the Credit Documentation shall be materially correct; (ii) no defaults or Events of Default shall have occurred and be continuing; and (iii) delivery of a customary borrowing notice or letter of credit request, as applicable.

Representations and
Warranties:	Shall be limited to the following (with exceptions, materiality and other qualifications to be agreed upon and to be consistent with the Documentation Principles): (i) corporate status, corporate power and authority; (ii) due authorization, execution, delivery and enforceability; (iii) no violation of law, contracts or organizational documents; (iv) no material litigation; (v) accuracy and completeness of specified financial statements and other information and no material adverse change; (vi) no required governmental (including without limitation exchange control) or third party approvals or consents; (vii) use of proceeds/compliance with laws (including the U.S.A. Patriot Act, OFAC, FCPA, other anti-terrorism and anti-money laundering laws and margin regulations); (viii) valid title to property and assets (including, intellectual property and licenses), free and clear of liens, charges and other encumbrances; (ix) status under Investment Company Act; (x) ERISA matters; (xi) environmental matters; (xii) validity, priority and perfection of security interests; (xiii) solvency; (xiv) tax status and payment of taxes; (xv) status as senior debt; (xvi) insurance; and (xvii) labor matters.

Annex I-10

Covenants:	Shall be limited to the following (with exceptions, materiality and other qualifications to be agreed upon and to be consistent with the Documentation Principles):

(a)    Affirmative Covenants: (i) Compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (ii) payment of taxes and other obligations; (iii) maintenance of appropriate and adequate insurance; (iv) preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals; (v) visitation and inspection rights; (vi) keeping of proper books in accordance with generally accepted accounting principles; (vii) maintenance of properties; (viii) further assurances as to perfection and priority of security interests and additional guarantors and additional collateral; (ix) commercially reasonable efforts to maintain the corporate credit and corporate family ratings by each of S&P and Moody’s (but not to maintain a specific rating); and (x) customary financial and other reporting requirements (including, without limitation, audited annual financial statements and quarterly unaudited financial statements (including management discussion and analysis), quarterly lender calls, notices of defaults, compliance certificates, annual business plans and forecasts, notices of material litigation and proceedings, material environmental actions and liabilities and material ERISA and tax events and liabilities, reports to shareholders and other creditors, and other business and financial information as any Lender through the Administrative Agent shall reasonably request).

(b)    Negative Covenants: Restrictions on (i) liens; (ii) debt, guarantees or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness owing by a Loan Party to a subsidiary that is not a Loan Party on terms reasonably satisfactory to the Administrative Agent); (iii) mergers and consolidations; (iv) sales, transfers and other dispositions of property and assets (other than sales of inventory in the ordinary course of business), provided that the Credit Documentation will include (A) a general asset sale basket equal to $50 million so long as (I) the assets subject to any such sale are sold for fair market value and no less than 75% of the net proceeds thereof are received in cash and (II) the net proceeds of any such sale shall have been applied to the repayment of the Senior Credit Facilities in accordance with the provisions set forth under the heading “Mandatory Prepayments and

Annex I-11

Commitment Reductions” above (subject to any reinvestment described therein) and (B) a basket for the sale of the Non-Core Assets (as defined below) that are sold for fair market value and no less than 75% of the net proceeds thereof are received in cash (“Specified Asset Sales”) so long as the required amount of the net cash proceeds of any such Specified Asset Sale shall have been applied to the repayment of the Senior Credit Facilities in accordance with the provisions set forth under the heading “Mandatory Prepayments and Commitment Reductions” above (without reinvestment as described therein); (v) loans, acquisitions, joint ventures and other investments; (vi) in the case of the Borrower and Holdings, dividends and other distributions to, and redemptions and repurchases from, equity holders, provided that the Credit Documentation will include a general restricted payments basket equal to the sum of $35 million plus an additional unlimited amount, subject to no default or event of default, pro forma compliance with the Financial Covenants (as defined below) and pro forma compliance with a Net Secured Leverage Ratio (defined below) of no greater than 1.5 to 1.0; (vii) transactions with affiliates; (viii) prepaying, redeeming or repurchasing certain debt, including the Existing Senior Rollover Notes; (ix) capital expenditures; (x) granting negative pledges; (xi) changes in the nature of business; (xii) amending organizational documents or amending the Holdco Securities Purchase Agreement (and material related documents), the Existing 2021 Indenture (including the Existing Senior Rollover Notes due 2021 and material related documents) or other material debt agreements; (xiii) changes in accounting policies or reporting practices; in each of the foregoing cases, with such exceptions as may be agreed upon in the Credit Documentation; (xiv) passive holding company; and (xv) changes in fiscal year. “Non-Core Assets” means those assets identified in the Non-Core Assets schedule separately agreed to by the Borrower and the Lead Arrangers dated March 29, 2013. “Net Secured Leverage Ratio” means the ratio of (x) Indebtedness (to be defined as set forth in the Borrower’s Existing Credit Facility) of the Loan Parties and their subsidiaries that is secured by a lien (less up to $75 million of unrestricted domestic cash and cash equivalents) to (y) EBITDA (to be defined as set forth in the Borrower’s Existing Credit Facility and to specifically include the addbacks and adjustments agreed to by the Borrower and the Lead Arrangers in the EBITDA addback schedule dated March 29, 2013).

Annex I-12

         In addition to the foregoing, payments in respect of restricted stock units, performance stock units and options held by the Weiss family shall be foregone or contributed to the Borrower (net of taxes payable thereon) in the manner set forth in the Acquisition Agreement.

(c) Financial Covenants: Limited to the following (collectively, the “Financial Covenants”):

•   Maintenance of a maximum Total Net Leverage Ratio (to be defined as the ratio of (x) Indebtedness of the Loan Parties and their subsidiaries (less up to $75 million of unrestricted domestic cash and cash equivalents) to (y) EBITDA); and

•   Maintenance of a minimum Interest Coverage Ratio (to be defined as the ratio of (x) Consolidated Interest Expense (to be defined as set forth in the Borrower’s Existing Credit Facility) of the Loan Parties and their subsidiaries to (y) EBITDA).

The Financial Covenants will be calculated on a consolidated basis and for each consecutive four fiscal quarter period, except that during the first year following the Closing Date such measurements shall be made for the period of time since the Closing Date and, where appropriate, annualized. The Financial Covenants will be set at a 30% non-cumulative cushion to EBITDA as projected in the annual forecast delivered to the Lead Arrangers as of March 26, 2013 (the “Annual Projections”) and the quarterly presentation thereof described in clause (ix) of Annex II to the Commitment Letter. All measurements in the Credit Documentation of total and secured net leverage ratios will include a cap on cash netting of $75.0 million and all such measurements (other than for purposes of determining compliance with the Financial Covenants) shall include the impact of rolling four quarter average borrowings under the Revolving Credit Facility.

For purposes of determining compliance with the Financial Covenants, any cash equity contribution to Holdings (funded with proceeds of common equity or other equity from any equity holder as of the Closing Date or any of their respective affiliates and co-investors) after the end of a fiscal quarter and on or prior to the day that is 10 business days after the day on which financial statements are required to be delivered for such fiscal quarter that is

Annex I-13

contributed to the Borrower as common equity will be included in the calculation of EBITDA for the purposes of determining compliance with the Financial Covenants at the end of such fiscal quarter and any subsequent period that includes such fiscal quarter (any such equity contribution so included in the calculation of EBITDA, a “Specified Equity Contribution”); provided that (a) in each consecutive four fiscal quarter period there shall be no more than two Specified Equity Contributions made, (b) no more than five Specified Equity Contributions shall be made during the term of the Senior Credit Facilities, (c) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Loan Parties to be in compliance with the Financial Covenants, (d) all Specified Equity Contributions shall be disregarded for purposes of determining any financial ratio-based conditions (other than the Financial Covenants themselves) or any baskets, (e) all Specified Equity Contributions shall be disregarded for purposes of cash that may be netted in any ratio-based test or condition, including the Financial Covenants and (f) there shall be no pro forma or other reduction in indebtedness with the proceeds of any Specified Equity Contribution for determining compliance with any Financial Covenant or ratio.

Interest Rate Protection:	Within 90 days after the Closing Date, the Borrower shall enter into interest rate swap contracts with terms and conditions and with a Lender or a counterparty reasonably satisfactory to the Administrative Agent covering such amount of consolidated funded debt for borrowed money such that at least 50% of the aggregate principal amount of consolidated funded debt for borrowed money of Holdings and its subsidiaries is subject to interest rate swap contracts providing for effective payment of interest on a fixed rate basis or bears interest at fixed rates for a period of at least two years.

Events of Default:	Shall be limited to the following (with exceptions, materiality, notice and grace provisions and other qualifications to be agreed and consistent with the Documentation Principles): (i) nonpayment of principal and nonpayment within 3 business days of interest, fees or other amounts; (ii) any representation or warranty proving to have been materially incorrect when made or confirmed; (iii) failure to perform or observe covenants set forth in the Credit Documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure; (iv) cross-defaults to other material indebtedness in an amount to be agreed; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) monetary judgment defaults in an amount to be agreed and material non-monetary judgment defaults; (vii) actual or asserted impairment of the Credit Documentation or security; (viii) Change of Control (to be defined); and (ix) customary ERISA defaults.

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Assignments and
Participations:	Each Lender will be permitted to make assignments in minimum amounts to be agreed to other financial institutions approved by the Administrative Agent and, so long as no event of default has occurred, the Borrower, which approval shall not be unreasonably withheld or delayed; provided, however, that (x) neither the approval of the Borrower nor the Administrative Agent shall be required in connection with assignments to other Lenders or any of their affiliates and (y) the consent of the Borrower shall be deemed to be given if the Borrower has not responded within 10 business days of a request for such consent. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the Credit Documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the Credit Documentation to any of its affiliates. Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date. The Administrative Agent shall receive a processing and recordation fee of $3,500 for each assignment (unless waived by the Administrative Agent). Notwithstanding the foregoing, no Lender shall be permitted to make assignments or sell participations to any Disqualified Lender. As used herein, a “Disqualified Lender” shall mean (i) certain banks, financial institutions and other institutional lenders, investors and funds and their affiliates, in each case, that have been specified in writing to the Lead Arrangers by you at any time prior to the date of the execution by the Commitment Parties of the Commitment Letter and (ii) any person, a substantial part of whose business, directly or indirectly through an affiliate of such person, is the design, manufacture or distribution of greeting cards, stationary, party supplies, gift-wrapping supplies, photo products or any other products related to any of the foregoing, in each case, that have been specified in writing to the Lead Arrangers by you at any time prior to the date of the execution by the Commitment Parties of the Commitment Letter, as such list, in the case of this clause (ii), may be updated from time to time by notice to the Administrative Agent; provided, that notwithstanding the foregoing, in no event shall any Debt Fund Affiliate (as defined below) be so specified or otherwise constitute a Disqualified Lender. “Debt Fund Affiliate” shall mean any affiliate of a Disqualified Lender that is a bona fide debt fund or an investment vehicle that is engaged in the making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course and whose managers

Annex I-15

have fiduciary duties to the investors in such fund or investment vehicle independent of, or in addition to, their duties to such Disqualified Lender. The Administrative Agent shall not have any responsibility for ensuring that an assignee of, or a participant in, a loan or commitment in respect of the Senior Credit Facilities is not a Disqualified Lender, and shall not have any liability in the event that loans or commitments in respect of the Senior Credit Facilities, or a participation therein, are transferred to any Disqualified Lender.

Waivers and Amendments:	Amendments and waivers of the provisions of the Credit Documentation will require the approval of Lenders holding advances and commitments representing more than 50% of the aggregate advances and commitments under the Senior Credit Facilities (the “Required Lenders”), except that the consent of all of the Lenders be required with respect to, among other things, (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of scheduled maturities or times for payment, (iv) releases of all or substantially all of the collateral or value of the guarantees and (v) changes that impose any restriction on the ability of any Lender to assign any of its rights or obligations.

Defaulting Lenders:	The Credit Documentation will include defaulting lender provisions, customary for facilities of this type, including, without limitation, the exclusion of defaulting lenders from the determination of Required Lenders.

Indemnification:	The Borrower will indemnify and hold harmless the Administrative Agent, the Revolver Administrative Agent, the Lead Arrangers, each Lender and each of their affiliates and their officers, directors, employees, agents and advisors from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Transaction, the Senior Credit Facilities, the Borrower’s use of loan proceeds or the commitments, including reasonable attorneys’ fees, which shall be limited to one counsel, and if necessary, one local counsel in each appropriate jurisdiction and, solely in the case of a conflict of interest, one special conflicts counsel to all affected indemnified persons, taken as a whole, and settlement costs, unless such losses, claims, damages, liabilities or expenses is found in a final, non-appealable judgment by a court of competent jurisdiction (i) to arise from the gross negligence, willful misconduct or bad faith of the applicable indemnified person, or (ii) to result from a claim brought by the Borrower against an indemnified person for a material breach of such indemnified person’s obligations under the Commitment Letter, the Fee Letters or other Credit Documentation. This indemnification shall survive and continue for the benefit of all such persons or entities, notwithstanding any failure of the Senior Credit Facilities to close.

Annex I-16

Governing Law:	New York.

Expenses:	The Borrower will pay all reasonable documented costs and out-of-pocket expenses associated with the preparation, due diligence, administration, syndication and enforcement of all Credit Documentation, including, without limitation, the legal fees and expenses of the Administrative Agent’s counsel, regardless of whether or not the Senior Credit Facilities are closed. The Borrower will also pay the documented costs and out-of-pocket expenses of each Lender in connection with the enforcement of any of the Credit Documentation. Notwithstanding the foregoing, the Borrower shall only be reasonable for fees, disbursements and other charges of one counsel, and if necessary, one local counsel in each appropriate jurisdiction.

Counsel to the
Administrative Agent:	Latham & Watkins LLP.

Miscellaneous:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The Credit Documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection provisions.

Annex I-17

ANNEX II

CONDITIONS PRECEDENT TO CLOSING

$600,000,000 SENIOR CREDIT FACILITIES

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex II is attached.

The closing and the initial extension of credit under the Senior Credit Facilities will be subject solely to the following:

(i)	The Acquisition shall be consummated pursuant to the Agreement and Plan of Merger provided to the Lead Arrangers by email at approximately 2:43 p.m., prevailing New York time, on March 29, 2013 (subject to any modifications, consents or waivers thereto that comply with the provisions of this clause (i), and together with the exhibits and schedules thereto, the “Acquisition Agreement”) concurrently with the closing of the Senior Credit Facilities. Holdings shall receive not less than $240.0 million (or such lesser amount as is determined in accordance with the second paragraph of the Commitment Letter) in cash proceeds under the New Holdco Preferred Investment pursuant to the Series A Preferred Stock Purchase Agreement provided to the Lead Arrangers by email at approximately 2:43 p.m., prevailing New York time, on March 29, 2013 (subject to any modifications, consents or waivers thereto that comply with the provisions of this clause (i), and together with the exhibits and schedules thereto, the Stockholders Agreement among Holdings, the Common Stockholders (as defined therein), the Family Unitholders (as defined therein) and the Investors (as defined therein) and the Certificate of Incorporation of Holdings, the “Holdco Securities Purchase Agreement”) and such cash proceeds shall have been contributed to Merger Sub in cash as common equity, in each case, concurrently with the closing of the Senior Credit Facilities. The Acquisition Agreement and the Holdco Securities Purchase Agreement shall not have been altered, amended or otherwise changed or supplemented or any condition therein waived without the prior written consent of the Lenders to the extent any such alteration, amendment, or other change would be materially adverse to the Lenders.

(ii)

Since March 1, 2012, there have not been any facts, circumstances, events, changes, effects or occurrences that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below); provided, however, that facts, circumstances, events, changes, effects or occurrences that are set forth in the Company Disclosure Schedule (as defined in the Acquisition Agreement), to the extent that it is reasonably apparent that such disclosure is relevant, will not be taken into account for purposes of determining whether a Material Adverse Effect has occurred. “Material Adverse Effect” shall mean any fact, circumstance, event, change, effect or occurrence (whether or not constituting any breach of a representation, warranty, covenant or agreement set forth in the Acquisition Agreement) that (i) has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, business, results of operation or financial condition of the Company and its Subsidiaries, taken as a whole, but will not include facts, circumstances, events, changes,

Annex II-1

effects or occurrences to the extent, or to the extent attributable to: (A) generally affecting the greeting card or social expressions industry in the geographies in which the Company operates, (B) generally affecting the economy, credit or financial markets in the geographies in which the Company operates, (C) changes after the date of the Acquisition Agreement in Law or in generally accepted accounting principles or in accounting standards, or any regulatory and political conditions or developments, (D) the announcement of the Acquisition Agreement or the consummation of the Merger (other than for purposes of any representation or warranty contained in Sections 3.3(b)-(c) of the Acquisition Agreement), (E) acts of war or military action, sabotage or terrorism, or any escalation or worsening of any such acts of war or military action, sabotage or terrorism, (F) earthquakes, hurricanes, tornados or other natural disasters, except, in the case of each of clauses (A), (B), (C), (E) and (F), to the extent any fact, circumstance, event, change, effect or occurrence disproportionately impacts the assets, properties, business, results of operation or financial condition of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (G) any action taken by the Company or its Subsidiaries (1) that is expressly required by the Acquisition Agreement (other than with respect to the Company’s obligations to comply with Section 5.1(a) or Section 5.5 of the Acquisition Agreement), (2) taken with Parent’s and the Lead Arrangers’ written consent, or (3) resulting from any action taken at the written request of Parent with the consent of the Lead Arrangers, (H) resulting from any change in the market price or trading volume of securities of the Company in and of itself; provided that a fact, circumstance, event, change, effect or occurrence causing or contributing to the change in market price or volume will not be disregarded from the determination of a Material Adverse Effect, or (I) the fact of any failure to meet revenue or earnings projections, forecasts, estimates or guidance for any period, whether relating to financial performance or business metrics, including revenues, net incomes, cash flows or cash positions, provided that a fact, circumstance, event, change, effect or occurrence causing or contributing to such failure shall not be disregarded from the determination of a Material Adverse Effect; or (ii) that would reasonably be expected to prevent or materially delay or impair the ability of the Company to perform its obligations under the Acquisition Agreement or to consummate the Transactions. Each of the capitalized terms used in the definition of “Material Adverse Effect” (other than “Acquisition Agreement”, “Lead Arrangers” and “Material Adverse Effect” which shall have the meanings given to such terms in the Commitment Letter) shall have the meanings given to such terms in the Acquisition Agreement as of the date hereof.

(iii)	The Commitment Parties shall have received certification in the form of the certificate attached hereto as Exhibit I as to the financial condition and solvency of Holdings, the Borrower and the other Guarantors (determined on a consolidated basis after giving effect to the Transaction and the incurrence of indebtedness related thereto) from the chief financial officer (or other responsible officer reasonably satisfactory to the Lead Arrangers) of Holdings.

(iv)

The Commitment Parties shall have received (a) customary opinions of counsel to the Borrower and the Guarantors (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Senior Credit

Annex II-2

Facilities and creation and perfection of the liens granted thereunder on the Collateral) customary for financings of this type and reasonably acceptable to the Lead Arrangers and such corporate resolutions, customary secretary certificates, officer’s certificates and other corporate documents as such Lenders shall reasonably require and (b) satisfactory evidence that subject to the Certain Funds Provision, the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the Credit Documentation) lien and security interest in such capital stock that constitutes Collateral and in the other Collateral.

(v)	Subject to the Certain Funds Provision, all customary filings, recordations and searches necessary or desirable in connection with the liens and security interests in the Collateral shall have been duly made. The Lenders shall be reasonably satisfied that the amount, types and terms and conditions of all insurance maintained by the Borrower and its subsidiaries comply with the requirements of the Credit Documentation, and, subject to the Certain Funds Provision, the Lenders shall have received endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Borrower and its subsidiaries forming part of the Collateral.

(vi)	The Commitment Parties shall have received: (A) audited consolidated financial statements of the Companies for the three fiscal years ended at least 90 days prior to the Acquisition (the Commitment Parties acknowledge receipt of the audited consolidated financial statements of the Company for the fiscal years ended February 2010, February 2011 and February 2012 to the extent any such financial statements are not restated or the audit opinion thereon withdrawn after the date hereof), unaudited consolidated financial statements of the Companies for any interim quarterly periods that have ended at least 45 days prior to the Closing Date since the most recent of such audited financial statements, and pro forma financial statements as to the Companies giving effect to the Transaction for the most recently completed fiscal year and the period commencing with the end of the most recently completed fiscal year and ending with the most recently completed month; (B) forecasts prepared by management of the Companies, each in form satisfactory to the Lead Arrangers, of balance sheets, income statements and cash flow statements for each year commencing with the first fiscal year following the Closing Date for the term of the Senior Credit Facilities, presented both on an annual and, with respect to the fiscal year ending February 28, 2014, on a quarterly basis consistent with the Annual Projections (the Commitment Parties acknowledge receipt of and satisfaction with the Annual Projections, but for the avoidance of doubt, not the quarterly presentation described above); and (C) a certificate from the chief financial officer (or other responsible officer reasonably satisfactory to the Lead Arrangers) of Holdings certifying that the pro forma financial statements delivered pursuant to clause (A) above and the forecasts delivered pursuant to clause (B) above were prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed by the preparer thereof to be reasonable at the time prepared.

(vii)	The Commitment Parties shall have received satisfactory evidence that concurrently with the closing of the Senior Credit Facilities, the Equity Contribution shall be consummated.

Annex II-3

(viii)	After giving effect to the Transaction, the Borrower and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the loans and other extensions of credit under the Senior Credit Facilities, (b) the New Holdco Preferred Investment, (c) the Existing Senior Rollover Notes and (d) other indebtedness in limited amounts to be mutually agreed upon (including, at the Borrower’s election, the AR Facility). The Administrative Agent shall have received reasonably satisfactory evidence of repayment of all indebtedness to be repaid on the Closing Date and the discharge (or the making of arrangements for discharge) of all liens other than liens permitted to remain outstanding under the Credit Documentation.

(ix)	The Lead Arrangers shall have been afforded a period prior to the Closing Date (the “Marketing Period”) of at least 15 consecutive business days (ending on the business day immediately prior to the Closing Date) following earlier of delivery of the information required to be delivered under Section 2 of the Commitment Letter necessary for inclusion in the Confidential Information Memorandum (the “Required Bank Information”) (provided that (x) such 15 business day period shall not be required to be consecutive to the extent it would include July 4, 2013 through July 5, 2013 (which dates shall not count for purposes of the 15 business day period) and (y) if such consecutive business day period has not ended prior to August 16, 2013, then it will not commence until September 3, 2013). If the Borrower shall in good faith reasonably believe that it has delivered the Required Bank Information, it may deliver to the Lead Arrangers written notice to that effect (stating when it believes it completed the applicable delivery), in which case the Required Bank Information shall be deemed to have been delivered on the date of the applicable notice, unless the Lead Arrangers in good faith reasonably believe that the Borrower has not completed delivery of the Required Bank Information, and, within 3 business days after its receipt of such notice from the Borrower, such person delivers a written notice to the Borrower to that effect (stating with specificity the Required Bank Information that has not been delivered).

(x)	Either (i) after giving pro forma effect to the Transaction, the Net Leverage Ratio (as defined in the indenture governing the Senior Rollover Notes due 2021 (the “Existing 2021 Indenture”)) shall not be greater than 3.0 to 1.0, and the Lead Arrangers shall have received a certificate from the chief financial officer (or other responsible officer reasonably satisfactory to the Lead Arrangers) of Holdings certifying (and demonstrating to the reasonable satisfaction of the Lead Arrangers) that the condition specified in this clause has been satisfied, or (ii) the Company shall have obtained a waiver, consent or amendment under the Existing 2021 Indenture so as to permit the consummation of the Transaction in a manner that does not result in a breach of Section 4.11(b)(vi) of the Existing 2021 Indenture.

Annex II-4

EXHIBIT I

FORM OF SOLVENCY CERTIFICATE

[•], 20[•]

This Solvency Certificate is being executed and delivered pursuant to Section [•] of that certain [•] (the “Credit Agreement”; the terms defined therein being used herein as therein defined).

The undersigned, [•], [•] of Holdings, is familiar with the properties, businesses, assets and liabilities of Holdings and its Subsidiaries and is duly authorized to execute this certificate (this “Solvency Certificate”) on behalf of Holdings.

The undersigned certifies, on behalf of Holdings and not in his or her individual capacity, that he or she has made such investigation and inquiries as to the financial condition of Holdings and its Subsidiaries as the undersigned deems reasonably necessary and prudent for the purposes of providing this Solvency Certificate. The undersigned acknowledges that the Administrative Agent, the Issuing Bank and the Lenders are relying on the truth and accuracy of this Solvency Certificate in connection with the making of Loans and the issuance of Letters of Credit under the Credit Agreement.

The undersigned certifies, on behalf of Holdings and not in his or her individual capacity, that (a) the financial information, projections and assumptions which underlie and form the basis for the representations made in this Solvency Certificate were made in good faith and were based on assumptions reasonably believed by Holdings to be fair in light of the circumstances existing at the time made and continue to be reasonable as of the date hereof; and (b) for purposes of providing this Solvency Certificate, the amount of contingent liabilities has been computed as the amount that, in the light of all the facts and circumstances existing as of the time of such computation, represents the amount that can reasonably be expected to become an actual or matured liability.

BASED ON THE FOREGOING, the undersigned certifies, on behalf of Holdings and not in his or her individual capacity, that, on the date hereof, after giving effect to the Transactions (and the Loans made or to be made and other obligations incurred or to be incurred on the Closing Date): (a) the fair value of the property of Holdings and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of Holdings and its Subsidiaries, on a consolidated basis, (b) the present fair salable value of the assets of Holdings and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liability of Holdings and its Subsidiaries, on a consolidated basis, on their debts as they become absolute and matured, (c) Holdings and its Subsidiaries, on a consolidated basis, do not intend to, and do not believe that they will, incur debts or liabilities beyond Holdings’ and its Subsidiaries’, on a consolidated basis, ability to pay such debts and liabilities as they mature, (d) Holdings and its Subsidiaries, on a consolidated basis, are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which Holdings’ and its Subsidiaries’, on a consolidated basis, property would constitute unreasonably small capital, and (e) Holdings and its Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities as the same become due and payable. For purposes of the immediately preceding sentence, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

[Remainder of page intentionally left blank]

Exhibit I-1

IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

[HOLDINGS]

By:
Name:	[•]
Title:	[•]

Exhibit I-2